FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

99.1	Trading of NEC’s ADRs on Nasdaq to be Suspended

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: September 26, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Trading of NEC’s ADRs on Nasdaq to be Suspended

Exhibit 99.1

News Release

Trading of NEC’s ADRs on Nasdaq to be Suspended

Tokyo, September 26, 2007 - NEC Corporation has been notified by The NASDAQ Stock Market LLC that NEC’s American Depositary Receipts (“ADRs”) will be suspended from trading at the opening of business on September 27, 2007.